Exhibit 99.9

CODE OF ETHICS AND BUSINESS CONDUCT

Introduction

This Code of Ethics and Business Conduct (sometimes referred to herein as the “Code”) is written to ensure directors, officers, employees and consultants (collectively, the “Representatives”) of TRX Gold Corporation (the “Company” or “TRX”) and its subsidiaries understand the importance the Company places on ethical conduct and recognize that it forms an important part of who we are as individuals and as a company. Similarly, it helps our securityholders, customers, suppliers and competitors know what to expect from the Company. It is meant to help Representatives recognize and deal with ethical dilemmas they may encounter.

Representatives will be held accountable for their adherence to the Code. Failure to observe the terms of the Code may result in disciplinary action, up to and including termination of employment, engagement or removal from the Board of Directors. Violations of the Code may also constitute violations of law and may result in civil or criminal penalties.

Ethics

Ethics are a set of principles or rules of conduct to help distinguish right and wrong. Ethics are about values and associated behaviours. In practical terms, this Code outlines the manner in which we choose to do business and reflects the beliefs, priorities and principles that we uphold. The Company requires that all Representatives respect and promote these principles and exercise good judgment that reinforces the Company as a company that is fair, honest and just in its dealings with security holders, investors, suppliers and competitors.

Responsibility and Accountability

Responsibility is a measure of each person’s ability to act independently and make decisions. Regardless of a Representative’s role in the Company and no matter the size of the decision to be made, each Representative is accountable and must be prepared to defend his or her judgment.

The Code is intended to help Representatives make appropriate decisions under difficult circumstances. It is designed to help a Representative make decisions that are appropriate for the circumstance, while upholding his or her integrity and reputation and that of the Company.

No set of guidelines or rules can anticipate every possible circumstance. Representatives should seek help in making a tough choice by first talking to your supervisor. If your supervisor cannot answer the question or if you do not feel comfortable speaking to your supervisor on the matter, please contact the Chief Financial Officer who, depending on the issue raised, will convey any concern to the Chair of the Compensation Committee or to the Chief Executive Officer as the case may require.

Please refer to the Whistleblower Policy and Procedures for instructions on how to contact the Chair of the Audit Committee designate. In addition, the Protection of Whistleblowers under such Policy will apply.

Reporting Violations of the Code

All Representatives have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations or policies that apply to the Company. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. The supervisor will contact the Chief Financial Officer who, depending on the issue raised will convey any concern to the Chair of the Audit Committee or to the Chief Executive Officer as the case may require, who will work with you and your supervisor to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact the Chair of the Audit Committee directly by following the procedures set out in the Whistleblower Policy and Procedures. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the Chief Financial Officer, the Chair of the Audit Committee, the Chief Executive Officer and the Company will protect your confidentiality to the extent possible, consistent with applicable law and the Company’s need to investigate your concern.

Compliance with Laws, Rules and Regulations

Each Representative has an obligation to comply with all applicable laws, rules and regulations of the locations where the Company does business. These include, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. Without limitation, each Representative is expected to understand and comply with all laws, rules and regulations that apply to his or her job description. No Representative of the Company has the authority to violate any law or to direct another person to violate any law on behalf of the Company. If any doubt exists about whether a course of action is lawful or in compliance with this Code, you should seek advice from your supervisor, the Chief Financial Officer, the Chief Operating Officer, the SVP Tanzania, the Chair of the Audit Committee or the Chief Executive Officer.

Representatives are advised to read and become familiar with the terms of the Company’s Disclosure (Communications) Policy.

Conflicts of Interest; Disclosure of Conflicts of Interest

All Representatives have an obligation to act in the best interests of the Company and its shareholders. A “conflict of interest” occurs when a Representative’s personal interest (which may include interests of the members of a Representative’s family, which for purposes of this Code shall include a Representative’s spouse, life partner or common law partner, brothers, sisters, parents, in-laws and children, whether such relations are by blood, marriage or adoption) interferes, or appears to interfere, in any way with the interests of the Company. Business decisions and actions must be made in the best interests of the Company and should not be influenced by personal considerations or relationships. A conflict situation can arise when a Representative of the Company takes actions or has interests outside of the Company that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a Representative, or members of his or her family, receives gifts, entertainment or personal benefits, or a series of the foregoing materials, greater than nominal value as a result of his or her position in the Company.

Giving gifts and entertainment to suppliers and other business associates is also prohibited by the Company when the gifts or entertainment are not in the ordinary course of business and are of greater than nominal value or are intended to induce or influence the recipient, or when the law prohibits them.

While it is difficult to define “nominal value” by stating a specific dollar amount, common sense will dictate what would be considered extravagant or excessive. If a disinterested third party would be likely to infer that it affected the Representative’s judgment, then it is too much. All the Company’s business dealings must be on arms-length terms and free of any favourable treatment resulting from the personal interest of the Representatives.

It is a conflict of interest for a Representative to have a significant interest in, obtain loans or guarantees of personal obligations from, work simultaneously from, provide services to or have a personal or family financial interest (ownership or otherwise) in a supplier. Ownership in stock of a publicly held company which may deal or compete with the Company will not violate this Code, as long as the Representative does not have an interest representing (i) greater than 5% of the equity of such company, or (ii) greater than 5% of the total assets of the Company. The best policy is for Representatives to avoid any direct or indirect business connection with the Company’s suppliers or competitors, except on behalf of the Company. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

No Representative may serve on a board of directors or trustee or on a committee of any entity (whether for profit or not) whose interests reasonably would be expected to conflict with those of the Company without the prior written consent of the Board of Directors of the Company.

Loans from the Company to directors, executive officers, or principal financial and accounting officers are prohibited. Directors and executive officers are also prohibited from entering into transactions designed to hedge or offset a decrease in the market value of equity securities of the Company (including those underlying restricted stock units or any other type of security or interest) granted as compensation or directly or indirectly held by them. Accordingly, no director or executive officer may sell short, buy put options or sell call options on the Company’s securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds), whether listed or unlisted, which hedge or offset a decrease in the market value of the Company’s securities.

The Company requires that each Representative disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it in writing to your supervisor, the Chief Financial Officer, the Chair of the Audit Committee, or Chief Executive Officer. Your supervisor, the Chief Financial Officer, the Chair of the Audit Committee, or the Chief Executive Officer will work with you to determine where you have a conflict of interest and, if so, how best to address it.

Conflicts of interest are prohibited as a matter of the Company’s policy and under this Code, unless waived as described under Waivers of the Code herein.

Fair Dealing

Representatives should endeavour to deal fairly with the Company’s counterparties, suppliers, competitors and their Representatives. No Representative may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Domestic and Foreign Officials

The Company specifically prohibits bribery of public officials and third parties and requires compliance with all anti-corruption and other applicable laws in the countries where the Company does business, including but not limited to the Corruption of Foreign Public Officials Act (Canada) (the “Act”), the anti-bribery provisions in the Criminal Code (Canada) and the US Foreign Corrupt Practices Act of 1977 (“FCPA”).

Such laws make it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a domestic or foreign public official or to any person for the benefit of a public official. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by board, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.

Although “facilitated payments” or certain other transactions may be exempted or not illegal under applicable law, the Company’s policy is to avoid them. Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Representatives who have questions about the application of this policy to a particular situation, should contact a senior officer of the Company who, with the advice of legal counsel as necessary, will determine acceptability from both a legal and a corporate policy point of view.

A violation of anti-corruption laws, including the Act, is a criminal offence, subjecting the Company to substantial fines and penalties and any Representative acting on behalf of the Company to imprisonment and fines. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

Representatives are advised to read and become familiar with the terms of the Company’s Anti-Corruption Policy.

Confidentiality

Representatives must preserve and protect the confidentiality of information entrusted to them by the Company or its customers and suppliers and which they come into contact with in their employ, except when disclosing information which is expressly approved by a Representative of the Company with authority to give such approval, including if legally mandated. Confidential information encompasses proprietary information which is not in the public domain that could be of use to competitors, or that could harm the Company, its Representatives, or suppliers if disclosed.

Representatives must also not use or disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist. Similarly, a Representative’s obligation to protect confidential information continues after he or she leaves the Company.

Protection and Use of Assets

Representatives are responsible for protecting the Company’s assets and ensuring their efficient use. All the Company’s assets, including information about opportunities available to the Company, tools and resources, must only be used for legitimate business purposes. Representatives should report any suspected incident of fraud or theft to their immediate supervisor for investigation. The Company’s equipment and systems should not be used for non-Company business, though incidental personal use provided that such use is not in violation of applicable law or in advancement of any illegal purpose, is permitted. The Company’s property includes, without limitation, all data on the Company’s electronic and telephonic systems and Representatives should not expect the Company to protect the privacy of any of a Representative’s private data.

Accuracy of Financial Reports and Other Public Communications

As a public company, the Company’s operations are governed by the statutory requirements of government; by accounting and trading regulations of the British Columbia Securities Commission and other provincial securities commissions in Canada; by the rules and regulations of the Securities and Exchange Commission in the United States, and by the rules, regulations and guidelines for listed companies stipulated by the Toronto Stock Exchange and the NYSE American.

To fulfill our commitments, we require full, fair and accurate recording and reporting of financial and business information including in all reports and documents that the Company files with or submits to regulatory authorities and in all other public communications made by the Company. All financial records and reports must accurately reflect transactions and events and conform to required accounting principles as well as the Company’s internal controls. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Principal financial officers and other Representatives working in the various finance departments of the Company have a special responsibility to ensure that all of the Company’s disclosures are full, fair, accurate, timely and understandable. These Representatives must understand and strictly comply with generally accepted accounting principles applicable to the Company and all standards, laws, and regulations for accounting and financial reporting of transactions, estimates and forecasts. See also the Company’s Code of Ethics and Business Conduct.

Company Records

Accurate and reliable records are crucial to the Company’s business. The Company’s records are the basis of its financial statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning. The Company’s records including booking information, payroll, time sheets, travel and expense reports, emails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of the Company’s business.

All the Company’s records must be complete, accurate and reliable in all material respects. Unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. Representatives are responsible for understanding and complying with the Company’s record keeping policies. Representatives should direct questions to supervisors.

Each Representative must follow any formal documentation retention policy that the Company may implement from time to time.

Use of Email and Internet Services

Email and internet systems are provided to help Representatives do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose and shall not interfere with the Representative’s duties. Additionally, “flooding” systems with junk mail and trivia hampers the ability of the Company’s systems to handle legitimate Company business and is prohibited. Access, transmission and downloading of any information that could be insulting or offensive to another person, such as sexually explicit messages, racial, ethnic or sexual slurs, or messages that could be viewed as harassment are expressly prohibited.

Email and internet systems and electronic data contained therein are the property of the Company and there is no expectation of privacy for those who use these systems. Unless prohibited by law, the Company reserves the right to access and disclose information contained on information technology systems as necessary for business purposes.

Harassment or Discrimination

The Company is committed to fostering a work environment of mutual respect and tolerance for diversity and will not tolerate and is dedicated to preventing bullying and harassment of any kind.

Examples of conduct or comments that might constitute bullying or harassment include verbal aggression or insults, unwanted physical contact, sexual advances with or without actual or implied work-related consequences, sexual jokes or innuendos, calling someone derogatory names, harmful hazing or initiation practices, vandalizing personal belongings and spreading malicious rumours.

The Company also supports the principle that every individual must be accorded an equal opportunity in all aspects of employment. The Company is committed to maintaining a work environment free from discriminatory practices of any kind. The Company expressly prohibits discrimination against any employee or applicant because of race, religion, color, sex, sexual orientation, gender identity or expression, age, national or ethnic origin, marital status, or physical or mental disability (unless demands of the position are prohibitive).

No Representative shall engage in any behaviour which would, directly or indirectly, discriminate based upon race, religion, color, sex, sexual orientation, gender identity or expression, age, national or ethnic origin, marital status, or physical or mental disability.

Any individual who believes that he or she has been subjected to bullying, harassment or discrimination should immediately contact a member of senior management of the Company or the Chair of the Audit Committee. The identity of such individual involved will be kept strictly confidential and will not be revealed by the Company's management or the Chair or the Audit Committee, as the case may be, without such individual’s permission. The alleged bullying, harassment or discrimination will be thoroughly investigated and documented by the Company and appropriate action will be taken.

Policy Against Retaliation

Retaliation in any form against an individual who, in good faith, seeks helps or reports known or suspected violations of this Code or of law, even if the report is mistaken, or who assists in the investigation of a reported violation, is itself a serious violation of this Code. Acts of retaliation should be reported immediately and will be disciplined appropriately, including potential termination of employment. The Company does not tolerate retaliation in any form against Representatives who honestly and accurately report a concern. At the same time, it is serious and unacceptable to knowingly make false allegations.

Representatives are advised to read and become familiar with the terms of the Company’s Whistleblower Policy and Procedures.

Environment, Health and Safety

The Company believes that sound environmental and occupational health and safety management practices are in the best interests of its business, its Representatives, its shareholders, and the communities in which it operates. The Company is committed to conducting its business in accordance with recognized industry standards and applicable environmental and occupational health and safety laws and regulations.

The Company expects all Representatives to promote a positive working environment for all and to consult and comply with all Company rules regarding workplace conduct and safety. All individuals should immediately report any unsafe or hazardous conditions or materials, injuries, and accidents connected with the Company’s business and any activity that compromises Company security to such individual’s supervisor or a member of management. Representatives are prohibited from working under the influence of any substances or behaving in any way that would impair the safety of others.

Waivers of the Code

Any waiver of this Code for any director, executive officer or principal financial and accounting officers may be made only by the Audit Committee of the Board of Directors and will be promptly disclosed as required by law or regulatory body. Requests for waivers must be made in writing to the Audit Committee Chairman prior to the occurrence of the violation of the Code. Requests for any waiver of this Code for any other employee must be made in writing to the Company’s CEO prior to the occurrence of the violation of the Code. Any waiver of the Code relating to a proposed loan from the Company to any employee, officer or director of the Company may be made by the Audit Committee only after consultation with the Company’s legal counsel.

Relationship to Other Policies

All the Company’s policies apply to all Representatives including, without limitation, the Company’s policies on Communications (Disclosure) Policy, Code of Ethics and Business Conduct, and Whistleblower Policy and Procedures. If you are a director, the guidelines of the Statement of Governance Policies will guide you procedurally in your position as a director. In addition, if you are a member of a committee of the Board of Directors, the applicable committee charter(s) should guide your conduct in carrying out your duties on such committee. In the event of any conflict between such policies and this Code, the terms of this Code shall govern.

Compliance Procedures

All Representatives have a responsibility to understand and follow this Code. In addition, all Representatives are expected to perform their work with honesty and integrity in all areas, whether or not specifically addressed by this Code. A violation of this Code will result in appropriate disciplinary action which may include termination from employment with the Company. This determination will be based upon the facts and circumstances of each particular situation. An employee accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Representatives who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community. Your conduct as a representative of the Company if it does not comply with the law or with this Code can result in serious consequences for both you and the Company.

Each Representative must read this Code. Failure to read this Code, however, does not exempt a Representative from his or her responsibility to comply with this Code, applicable laws, rules, regulations and all of the Company’s policies and guidelines that are related to his or her job, and penalties for failing to so comply.

This Code reflects general principles to guide Representatives in making ethical decisions in the conduct of the Company’s business. This Code cannot and is not intended to address every specific situation. As such, nothing in this Code prohibits or restricts the Company from taking disciplinary action on any matters pertaining to conduct of the Representative, whether or not they are expressly discussed in this Code.

Management of the Company is responsible for monitoring compliance with this Code and for communication of and compliance with this Code within their respective departments. On questions of compliance and interpretation, appropriate legal and accounting staff shall be consulted. The Board of Directors of the Company shall have the right to make the final decision on questions of interpretation of this Code.

This Code of Ethics and Business Conduct and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. We reserve the right to revise, amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time. This Code, as may be amended from time to time, will be posted on the Company’s website. The Company will send it to shareholders upon written request.

Certification

Each employee, officer and director will be required to certify on an annual basis that he or she has read this Code and is in compliance with it. The Code of Ethics and Business Conduct Certification Form attached to this Code will be distributed annually.

ADOPTED AND APPROVED by the Board on July 13, 2022.